September 2, 2011

BY EDGAR

John Cash
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Station Place
100 F Street, N.E.
Washington, D.C. 20549

Re:   Comment Letter dated August 19, 2011
        Braskem S.A.
        Form 20-F for Fiscal Year Ended December 31, 2010
        Filed June 10, 2011
        File No. 1-14862

Dear Mr. Cash:

This letter is to advise you that we are continuing to work on the responses to your letter dated August 19, 2011 requesting additional information pertaining to the above-referenced filing. We expect to provide responses to your letter on or prior to September 30, 2011.

If you have any questions, please do not hesitate to contact me.

Very truly yours,

/s/ Guilherme Alves Melega

Guilherme Alves Melega
Corporate Controller - Director
Braskem S.A.

cc:   Tricia Armelin
       Anne McConnell
                  Securities and Exchange Commission